# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuvera Communications, Inc., CIK 0000071557
CUSIP: 67075V100
Title of class of securities: Common Stock, $1.66 Par value
Address of issuer's principal executive offices: 27 NORTH MINNESOTA ST., NEW ULM, Minnesota (MN), 56073
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001251109-20-000054
Filed by CIK 0001541536

## Reporting persons
- Minerva Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 405,381; shared voting power 201,535; sole dispositive power 405,381; shared dispositive power 201,535; aggregate amount beneficially owned 606,916 (11.6% of the class)
- Minerva Group LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 405,381; shared voting power 0; sole dispositive power 405,381; shared dispositive power 0; aggregate amount beneficially owned 405,381 (7.8% of the class)
- Minerva GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 405,381; shared voting power 0; sole dispositive power 405,381; shared dispositive power 0; aggregate amount beneficially owned 405,381 (7.8% of the class)
- Minerva GP, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Pennsylvania (PA); sole voting power 405,381; shared voting power 0; sole dispositive power 405,381; shared dispositive power 0; aggregate amount beneficially owned 405,381 (7.8% of the class)
- David P. Cohen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 405,381; shared voting power 201,535; sole dispositive power 405,381; shared dispositive power 201,535; aggregate amount beneficially owned 606,916 (11.6% of the class)

## Item 1. Issuer
Name of issuer: Nuvera Communications, Inc.
Address of issuer's principal executive offices: 27 NORTH MINNESOTA ST., NEW ULM, MN, 56073

## Item 2. Person Filing
Name of person filing:
Minerva Advisors LLC
Minerva Group, LP
Minerva GP, LP
Minerva GP, Inc.
David P. Cohen
Address of principal business office or, if none, residence:
50 Monument Road, Suite 201
Bala Cynwyd, PA 19004
Citizenship:
David P. Cohen is a U.S. Citizen.
Minerva Advisors LLC, Minerva Group, LP, and Minerva GP, LP are organized under Delaware law.
Minerva GP, Inc. is organized under Pennsylvania law.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Minerva Advisors LLC* - 606,916
Minerva Group LP - 405,381
Minerva GP, LP* - 405,381
Minerva GP, Inc.* - 405,381
David P. Cohen* - 606,916

*Each of these reporting persons is deemed a beneficial owner of the 405,381 shares of the Issuer held by Minerva Group, LP. David P. Cohen is also deemed a beneficial owner of the 606,916 shares of the Issuer beneficially owned by Minerva Advisors LLC.
Percent of class:
Minerva Advisors LLC* - 11.6%
Minerva Group LP - 7.8%
Minerva GP, LP* - 7.8%
Minerva GP, Inc.* - 7.8%
David P. Cohen* - 11.6%

*Each of these reporting persons is deemed a beneficial owner of the 7.8% of the shares of the Issuer held by Minerva Group, LP. David P. Cohen is also deemed a beneficial owner of the 11.6% of the shares of the Issuer beneficially owned by Minerva Advisors LLC.

Based on a total of 5,215,348 shares of the Issuer's Common Stock outstanding as of December 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended December 31, 2025.
Sole power to vote or to direct the vote:
Minerva Advisors LLC* - 405,381
Minerva Group LP - 405,381
Minerva GP, LP* - 405,381
Minerva GP, Inc.* - 405,381
David P. Cohen* - 405,381

*Each of these reporting persons is deemed a beneficial owner of the 405,381 shares of the Issuer held by Minerva Group, LP.
Shared power to vote or to direct the vote:
Minerva Advisors LLC - 201,535
David P. Cohen** - 201,535

**David P. Cohen is deemed a beneficial owner of the 201,535 shares of the Issuer beneficially owned by Minerva Advisors LLC.
Sole power to dispose or to direct the disposition:
Minerva Advisors LLC* - 405,381
Minerva Group LP - 405,381
Minerva GP, LP* - 405,381
Minerva GP, Inc.* - 405,381
David P. Cohen* - 405,381

*Each of these reporting persons is deemed a beneficial owner of the 405,381 shares of the Issuer held by Minerva Group, LP.
Shared power to dispose or to direct the disposition:
Minerva Advisors LLC - 201,535
David P. Cohen** - 201,535

**David P. Cohen is deemed a beneficial owner of the 201,535 shares of the Issuer beneficially owned by Minerva Advisors LLC.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Minerva Advisors LLC: David P. Cohen, President (02/10/2026)
- Minerva Group LP: MINERVA GP, LP, General Partner (02/10/2026)
- Minerva Group LP: MINERVA GP, INC., General Partner (02/10/2026)
- Minerva Group LP: David P. Cohen, President (02/10/2026)
- Minerva GP, LP: MINERVA GP, INC., General Partner (02/10/2026)
- Minerva GP, LP: David P. Cohen, President (02/10/2026)
- Minerva GP, Inc.: David P. Cohen, President (02/10/2026)
- David P. Cohen: David P. Cohen, Individual (02/10/2026)